UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act
of 1934 (Amendment No. )*

Oportun Financial Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

68376D104
(CUSIP Number)

November 14, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 2 of 12 Pages
Exhibit Index: Page 11

CUSIP No. 68376D104	Page 2 of 12
1	NAMES OF REPORTING PERSONS
McLaren Harbor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,426,503 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,426,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of 2,426,503 Shares (as defined herein) issuable upon the exercise of 2,426,503 immediately exercisable pre-funded warrants (“Warrants”) at an exercise price per share equal to $0.01 per Warrant, subject to the Beneficial Ownership Limitation (defined below), which are held directly by McLaren Harbor, LLC. The Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.99% of the Shares outstanding as a result of the exercise (the “Beneficial Ownership Limitation”).

(2)
Based on 35,971,037 Shares outstanding as of November 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 68376D104	Page 3 of 12
1	NAMES OF REPORTING PERSONS
CL VI Ventures Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,426,503 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,426,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)	Consists of 2,426,503 Shares issuable upon the exercise of 2,426,503 Warrants subject to the Beneficial Ownership Limitation, which are held directly by McLaren Harbor, LLC.

(2)
Based on 35,971,037 Shares outstanding as of November 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 68376D104	Page 4 of 12
1	NAMES OF REPORTING PERSONS
Castlelake VI GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,426,503 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,426,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)	Consists of 2,426,503 Shares issuable upon the exercise of 2,426,503 Warrants subject to the Beneficial Ownership Limitation, which are held directly by McLaren Harbor, LLC.

(2)
Based on 35,971,037 Shares outstanding as of November 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 68376D104	Page 5 of 12
1	NAMES OF REPORTING PERSONS
Castlelake, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,426,503 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,426,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)	Consists of 2,426,503 Shares issuable upon the exercise of 2,426,503 Warrants subject to the Beneficial Ownership Limitation, which are held directly by McLaren Harbor, LLC.

(2)
Based on 35,971,037 Shares outstanding as of November 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 68376D104	Page 6 of 12
1	NAMES OF REPORTING PERSONS
Rory O’Neill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,426,503 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,426,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Consists of 2,426,503 Shares issuable upon the exercise of 2,426,503 Warrants subject to the Beneficial Ownership Limitation, which are held directly by McLaren Harbor, LLC.

(2)
Based on 35,971,037 Shares outstanding as of November 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 68376D104	Page 7 of 12
1	NAMES OF REPORTING PERSONS
Evan Carruthers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,426,503 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,426,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Consists of 2,426,503 Shares issuable upon the exercise of 2,426,503 Warrants subject to the Beneficial Ownership Limitation, which are held directly by McLaren Harbor, LLC.

(2)
Based on 35,971,037 Shares outstanding as of November 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 68376D104	Page 8 of 12
Item 1(a).	Name of Issuer:

  Oportun Financial Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

  2 Circle Star Way, San Carlos, CA 94070

Item 2(a), (c).	Name of Person Filing:

  This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	McLaren Harbor, LLC, a Delaware limited liability company;
ii)	CL VI Ventures Offshore, L.P., a Cayman Islands limited partnership;
iii)	Castlelake VI GP, L.P., a Delaware limited partnership;
iv)	Castlelake, L.P., a Delaware limited partnership;
v)	Rory O’Neill, a citizen of the United States of America; and
vi)	Evan Carruthers, a citizen of the United States of America.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

  The address of the principal business office of each Reporting Person is 250 Nicollet Mall Suite 900, Minneapolis, MN 55401.

Item 2(d).	Title of Class of Securities:

  Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

  68376D104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

  This Item 3 is not applicable.

CUSIP No. 68376D104	Page 9 of 12
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 2,426,503 Shares, which amount consists of 2,426,503 Shares issuable upon the exercise of 2,426,503 Warrants, subject to the Beneficial Ownership Limitation, which are held directly by McLaren Harbor, LLC.

Item 4(b).	Percent of Class:

  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.3% of Shares outstanding. (This percentage is calculated based on 35,971,037 Shares outstanding as of November 5, 2024, based on the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.)

Item 4(c).	Number of Shares as to Which Such Person Has:

Each of the Reporting Persons:
(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	2,426,503

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	2,426,503

Item 5.	Ownership of Five Percent or Less of a Class:

  This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

  This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

  This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

  This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

  This Item 9 is not applicable.

Item 10.	Certification:

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 68376D104	Page 10 of 12
SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCLAREN HARBOR, LLC

	By:	/s/ William Stephen Venable Jr
William Stephen Venable Jr
Vice President

CL VI VENTURES OFFSHORE, L.P.

	By:	/s/ William Stephen Venable Jr
William Stephen Venable Jr
Vice President

CASTLELAKE VI GP, L.P.

	By:	/s/ William Stephen Venable Jr
William Stephen Venable Jr
Vice President

CASTLELAKE, L.P.

	By:	/s/ William Stephen Venable Jr.
William Stephen Venable Jr.
Vice President

RORY O’NEILL

	By:	/s/ Rory O’Neill

EVAN CARRUTHERS

	By:	/s/ Evan Carruthers

November 21, 2024

CUSIP No. 68376D104	Page 11 of 12
EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	12

CUSIP No. 68376D104	Page 12 of 12
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Oportun Financial Corporation, dated as of November 21, 2024, is, and any amendments thereto (including amendments on Schedule 13D), signed by each of the undersigned shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

MCLAREN HARBOR, LLC

	By:	/s/ William Stephen Venable Jr
William Stephen Venable Jr
Vice President

CL VI VENTURES OFFSHORE, L.P.

	By:	/s/ William Stephen Venable Jr
William Stephen Venable Jr
Vice President

CASTLELAKE VI GP, L.P.

	By:	/s/ William Stephen Venable Jr
William Stephen Venable Jr
Vice President

CASTLELAKE, L.P.

	By:	/s/ William Stephen Venable Jr.
William Stephen Venable Jr.
Vice President

RORY O’NEILL

	By:	/s/ Rory O’Neill

EVAN CARRUTHERS

	By:	/s/ Evan Carruthers

November 21, 2024